June 24, 2010

John Lund, President
Safer Shot, Inc.
1658 East 5600 South
Salt Lake City, Utah 84121

> RE: **Safer Shot, Inc.**
> **Form 10-K FYE September 30, 2009**
> **Filed January 15, 2010 and amended January 27, 2010;**
> **Form 10-Q for quarter ended December 31, 2009**
> **File No. 0-28769**

Dear Mr. Lund:

   We have reviewed your response filed June 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing any amendment to your filing, and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two from our letter dated May 6, 2010 and we reissue the comment. Your response refers to compliance with state regulations "as well being in compliance with proxy rules." Please provide an analysis supporting your conclusion regarding the proxy rules with respect to the special meetings on January 28, 2010 and February 18, 2010. Your response should address Regulation 14C and Exchange Act Rule 14c-2.

Form 10-K for the year ended September 30, 2009

Note 9 – Prepaid Financing, page F-10

2. We note your response to comment seven in our letter dated May 6, 2010. Your reference to a recent PCAOB review of your financial statements does not provide us with sufficient understanding of the accounting literature that you relied upon in determining the accounting treatment. Please provide us with a response that provides your accounting basis for recording the current asset characterized as

prepaid financing that you amortize over a ten year period. Be specific when citing your basis in U.S. GAAP and your explanation as to how the asset arises from issuing two notes in late 2006 and May 2007.

3. We note your response to comment eight in our letter dated May 6, 2010 and we reissue our comment. Please provide us with a specific and direct response to each of the inquiries in the previously issued comment. In your response, disclose the basis for measuring the beneficial conversion feature using a Black-Scholes model as opposed to the intrinsic value.

4. We note in your response within paragraph 17 of your letter dated April 17, 2010 that other comprehensive income presented in fiscal 2008 is attributable to the reversal of $1,250,000 in incentive based compensation recorded in 2007. If so, please tell us where you present the derivative liability reversal in the 2008 income statement and why incentive based compensation is reflected as $0 in the 2008 financial statements.

Part III.

Item 13. Exhibits

5. We reissue our comment three from our May 6, 2010 letter. In the amendment to be filed, please revise the Exhibit Index to clearly identify the reports from which you are incorporating by reference, including the date each report was filed (e.g. the Form 10-Q for the quarter ended June 30, 2008, filed August 14, 2008).

6. We cannot locate where you have responded to the second part of previous comment four from our letter dated May 6, 2010. Please revise your Exhibit Index to reflect the filing of the $28,000 loan agreement dated December 28, 2009 and the settlement agreement dated April 30, 2009.

Form 10-Q for the quarter ended March 31, 2010

Notes to Financial Statements for the Three Months Ended March 31, 2010 and 2009, page 7

Notes Payable, page 7

7. We note you issued three convertible bridge notes and two were due to be repaid or converted by March 31, 2010. You also disclose that you are in the process of converting the debt to stock as a subsequent event. Please tell us how you are accounting for the note conversions and provide your basis in U.S. GAAP. In this

regard, disclose the rate at which you have converted the debt and whether the conversion gave rise to a beneficial conversion feature.

Item 3. Controls and Procedures, page 9

8. We note your response to comment ten in our letter dated May 6, 2010. In your response please confirm to state clearly that, if true, your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective as of the end of the period covered by both of your interim reports as of December 31, 2009 and March 31, 2010.

9. We refer you to bulleted points (i) and (ii) in your controls and procedures disclosure. Please relocate these disclosures to be included in your interim footnotes separate and apart from the disclosure requirements of Item 307 of Regulation S-K. See Rule 8-03(b)(1) and Instruction two to Rule 8-03 of Regulation S-X.

Closing Comments

Please contact Brian McAllister, accountant, at (202) 551-3341 or Ryan Milne, accounting reviewer, at (202) 551-3688 with any financial statement- related issues. You may call Janice McGuirk at (202) 551-3395 or Jim Lopez, legal reviewer, at (202) 551- 3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax (801) 685-2200